FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Gentor Resources Inc. (the "Company") 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

2.	Date of Material Change

June 28, 2018.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Globe Newswire on June 28, 2018.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Multilateral Instrument 61-101

As referred to in the attached New Release, Arnold T. Kondrat ("Kondrat"), who is a director and officer of the Company (and also a holder of more than 10% of the outstanding common shares of the Company) purchased 8,000,000 common shares of the Company (the "Purchased Shares") at a price of Cdn$0.05 per Purchased Share issued by the Company under a private placement financing (the "Financing"). The issuance of the Purchased Shares to Kondrat is a "related party transaction" within the meaning of Multilateral Instrument 61-101 entitled Protection of Minority Security Holders in Special Transactions ("MI 61-101") (a director of the Company is "related party" of the Company within the meaning of MI 61-101). Section 5.2 of MI 61-101 requires that certain information be disclosed in this material change report with respect to the Financing, as follows:

(a)	Description of the transaction and its material terms:

See the attached News Release.

(b)	Purpose and business reasons for the transaction:

To provide funds for the Company to be used by the Company for general corporate purposes.

(c)	Anticipated effect of the transaction on the issuer's business and affairs:

The Financing improved the Company's financial position by providing funds to be used by the Company for general corporate purposes. The Financing also resulted in a significant number of shares being issued by the Company.

(d)

Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Immediately prior to the closing of the Financing, Kondrat held 6,067,188 (or 27.7%) of the outstanding common shares of the Company. Taking into account the Purchased Shares acquired under the Financing, Kondrat now owns a total of 14,067,188 (or 47.04%) of the outstanding common shares of the Company.

(e)

Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Financing was unanimously approved by the board of directors of the Company.

(f)

Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable (see item 8(i) of this report below).

(g)

Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h)

General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.

(i)

Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

The Company is relying upon the exemption (the "Valuation Exemption") set out in paragraph (b) of section 5.5 of MI 61-101 (the "Issuer Not Listed on Specified Markets" exemption) in order to exempt the Financing from the valuation requirements of MI 61-101. The Company is relying upon the exemption (the "Shareholder Approval Exemption") set out in paragraph (b) of section 5.7 of MI 61-101 (the "Fair Market Value Not More Than $2,500,000" exemption) in order to exempt the Financing from the shareholder approval requirements of MI 61-101.

The Valuation Exemption is available if no securities of the Company are listed or quoted on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc.

The facts supporting reliance on the Valuation Exemption are as follows: the Company’s shares are listed on the TSX Venture Exchange and no securities of the Company are listed or quoted on any of the markets specified above.

The Shareholder Approval Exemption is available if the transaction is a distribution of securities of the issuer to a related party for cash consideration, and if (i) neither the issuer nor, to the knowledge of the issuer after reasonable inquiry, the related party has knowledge of any material information concerning the issuer or its securities that has not been generally disclosed, and the disclosure document for the transaction includes a statement to that effect; (ii) the disclosure document for the transaction includes a description of the effect of the distribution on the direct or indirect voting interest of the related party; (iii) no securities of the issuer are listed or quoted on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc; (iv) at the time the transaction is agreed to, neither the fair market value of the securities to be distributed in the transaction nor the consideration to be received for those securities, insofar as the transaction involves interested parties, exceeds Cdn$2,500,000; (v) the issuer has one or more independent directors in respect of the transaction who are not employees of the issuer; and (vi) at least two-thirds of the directors described in item (v) approve the transaction.

The facts supporting reliance on the Shareholder Approval Exemption are as follows: (i) the Financing is a distribution of securities of the Company to a related party (Kondrat) for cash consideration; (ii) neither the Company nor, to the knowledge of the Company after reasonable inquiry, Kondrat has knowledge of any material information concerning the Company or its securities that has not been generally disclosed; (iii) see item 8(d) of this report above for a description of the effect of the Financing on the direct or indirect voting interest of Kondrat; (iv) no securities of the Company are listed or quoted on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States; (v) at the time the Financing was agreed to, neither the fair market value of the securities distributed in the Financing nor the consideration received for those securities exceeded Cdn$2,500,000 (the aggregate purchase price for the Purchased Shares was Cdn$400,000); and (vi) the Company has two independent directors in respect of the Financing who are not employees of the Company, and all of the directors of the Company (including the said two independent directors) approved the Financing.

9.	Executive Officer

Arnold T. Kondrat (Chief Executive Officer and President) - (416) 361-2510.

10.	Date of Report

July 6, 2018.

Schedule "A"

Gentor Resources Inc.

PRESS RELEASE

GENTOR CLOSES PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – June 28, 2018 - Gentor Resources Inc. (the "Company") (TSX-V – "GNT") announces that, further to its May 14, 2018 press release, it has closed a non-brokered private placement of 8,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.05 per Offered Share for gross proceeds of Cdn$400,000. The Company intends to use the proceeds from this financing for general corporate purposes. Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased all of the Offered Shares.

The Offered Shares are subject to a four month "hold period" and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Not for distribution to U.S. newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 361-2510.